# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: D-MARKET Electronic Services & Trading, CIK 0001850235
CUSIP: 23292B104
Title of class of securities: Ordinary Shares, nominal value TRY 0.20 per share
Address of issuer's principal executive offices: KUSTEPE MAHALLESI MECIDIYEKOY YOLU, CADDE NO: 12 TRUMP TOWERS KULE 2 K2, SISLI ISTANBUL, Turkey (W8), 34387
Date of event which requires filing of this statement: 12/01/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001508563

## Reporting persons
- VR Global Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 16,168,013; shared voting power 0; sole dispositive power 16,168,013; shared dispositive power 0; aggregate amount beneficially owned 16,168,013 (5% of the class)
- VR Advisory Services Ltd: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); sole voting power 16,168,013; shared voting power 0; sole dispositive power 16,168,013; shared dispositive power 0; aggregate amount beneficially owned 16,168,013 (5% of the class)
- VR Capital Participation Ltd.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 16,168,013; shared voting power 0; sole dispositive power 16,168,013; shared dispositive power 0; aggregate amount beneficially owned 16,168,013 (5% of the class)
- VR Capital Group Ltd.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 16,168,013; shared voting power 0; sole dispositive power 16,168,013; shared dispositive power 0; aggregate amount beneficially owned 16,168,013 (5% of the class)
- VR Capital Holdings Ltd.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 16,168,013; shared voting power 0; sole dispositive power 16,168,013; shared dispositive power 0; aggregate amount beneficially owned 16,168,013 (5% of the class)
- Richard Deitz: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 16,168,013; shared voting power 0; sole dispositive power 16,168,013; shared dispositive power 0; aggregate amount beneficially owned 16,168,013 (5% of the class)

## Item 1. Issuer
Name of issuer: D-MARKET Electronic Services & Trading
Address of issuer's principal executive offices: KUSTEPE MAHALLESI MECIDIYEKOY YOLU, CADDE NO: 12 TRUMP TOWERS KULE 2 K2, SISLI ISTANBUL, Turkey, 34387

## Item 2. Person Filing
Name of person filing:
The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) VR Global Partners, L.P. (the "Fund");

(ii) VR Advisory Services Ltd ("VR");

(iii) VR Capital Participation Ltd. ("VRCP");

(iv) VR Capital Group Ltd. ("VRCG");

(v) VR Capital Holdings Ltd. ("VRCH"); and

(vi) Richard Deitz
Address of principal business office or, if none, residence:
For the Fund, VRCP, VRCG and VRCH: c/o Intertrust (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

For VR: 601 Lexington Avenue, 59th Floor, New York, New York, 10022, USA

For Mr. Deitz: The Kensington Building, 1 Wrights Lane, Fourth Floor, London W8 5RY, United Kingdom
Citizenship:
(i) The Fund is a Cayman Islands exempted limited partnership;

(ii) VR is a Cayman Islands exempted company;

(iii) VRCP is a Cayman Islands exempted company;

(iv) VRCG is a Cayman Islands exempted company;

(v) VRCH is a Cayman Islands exempted company; and

(vi) Mr. Deitz is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 16,168,013 Ordinary Shares of D-MARKET Electronic Services & Trading (the "Issuer") reported as beneficially owned herein are directly held by the Fund. VR, as the general partner and investment adviser of the Fund, may be deemed to exercise voting and investment power over the 16,168,013 Ordinary Shares held by the Fund and thus may be deemed to beneficially own such Ordinary Shares. VRCP, as the sole shareholder of VR, also may be deemed to beneficially own the 16,168,013 Ordinary Shares held by the Fund. VRCG, as the sole shareholder of VRCP, also may be deemed to beneficially own the 16,168,013 Ordinary Shares held by the Fund. VRCH, as the sole shareholder of VRCG, also may be deemed to beneficially own the 16,168,013 Ordinary Shares held by the Fund. Mr. Deitz, as the control person of VR and VRCP, also may be deemed to beneficially own the 16,168,013 Ordinary Shares held by the Fund.
Percent of class:
As of the date hereof, each of the Fund, VR, VRCP, VRCG, VRCH and Mr. Deitz may be deemed to beneficially own 16,168,013 Ordinary Shares of the Issuer, representing approximately 5.03% of the Ordinary Shares outstanding.

The above percentages are based on 321,382,906 Ordinary Shares of the Issuer outstanding as of December 31, 2024, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025.
Sole power to vote or to direct the vote: 16,168,013.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 16,168,013.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- VR Global Partners, L.P.: /s/ Emile du Toit, Emile du Toit / Authorized Person of VR Advisory Services Ltd, its general partner (12/02/2025)
- VR Advisory Services Ltd: /s/ Emile du Toit, Emile du Toit / Authorized Person (12/02/2025)
- VR Capital Participation Ltd.: /s/ Emile du Toit, Emile du Toit / Authorized Person (12/02/2025)
- VR Capital Group Ltd.: /s/ Emile du Toit, Emile du Toit / Authorized Person (12/02/2025)
- VR Capital Holdings Ltd.: /s/ Emile du Toit, Emile du Toit / Authorized Person (12/02/2025)
- Richard Deitz: /s/ Richard Deitz, Richard Deitz / Self (12/02/2025)